

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 10, 2015

<u>Via E-mail</u>
Kurt P. Cummings
Vice President, Chief Financial Officer, Treasurer and Secretary
AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina   29644

> **Re: AVX Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed May 20, 2015**
> **File No. 1-7201**

Dear Mr. Cummings,

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Consolidated Financial Statements

Note 1. Revenue Recognition and Accounts Receivable, page 55

1. We reference your response to comment 2 in our prior comment letter dated June 30, 2014 in which you agreed to include enhanced disclosure in future filings about how you recognize revenue related to products purchased from Kyocera and resold by AVX on a gross basis in accordance with the revenue recognition criteria outlined in FASB ASC 605-45. Please tell us why you did not include this disclosure in your Form 10-K for the fiscal year ended March 31, 2015.

Note 9. Income Taxes, page 65

2. We reference your response to comment 3 in our prior comment letter dated June 30, 2014 in which you agreed to disclose in future filings the cumulative amount of undistributed earnings of your foreign subsidiaries for which no U.S. income taxes have been provided as required by FASB ASC 740-30-50-2.   Please tell us why you did not include this disclosure in your Form 10-K for the fiscal year ended March 31, 2015.

3. We see that you reversed a valuation allowance of $50 million related to the forecasted future utilization of NOL's at a French subsidiary. Please provide us an analysis of the material positive and negative factors that you considered when arriving at your conclusion about the realizability of the deferred tax assets. Refer to ASC 740-10-30-16 through 25. As a related matter, please tell us why you did not include a discussion of the judgments and assumptions that resulted in the reversal of the valuation allowance within critical accounting policies on page 37.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 with any questions. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery